UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 7, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On July 7, 2016, McDonald's Corporation issued an Investor Release announcing strategic charges for the quarter ended June 30, 2016. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued July 7, 2016:
    McDonald's Announces Second Quarter Strategic Charges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 7, 2016   By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Executive Vice President and
Chief Financial Officer

Exhibit No. 99   Investor Release of McDonald's Corporation issued July 7, 2016:
                     McDonald's Announces Second Quarter Strategic Charges

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE   FOR MORE INFORMATION CONTACT:

07/07/16   Investors: Chris Stent, 630-623-3801
                                                 Media: Terri Hickey, 630-623-5593

McDONALD'S ANNOUNCES SECOND QUARTER STRATEGIC CHARGES

OAK BROOK, IL - McDonald's Corporation today announced strategic charges for the quarter ended June 30, 2016.

In November 2015, the Company outlined plans to refranchise 4,000 restaurants by the end of 2018 and a net G&A savings target of $500 million, the vast majority of which is expected to be realized by the end of 2017. On a recent investor conference webcast, the Company indicated that it expected to incur strategic charges in the second quarter related to these initiatives.

Today, McDonald's announced that for the quarter ended June 30, 2016, the Company expects to incur approximately $235 million in pretax charges, or about $0.20 per share on an after-tax basis, consisting primarily of non-cash impairment charges related to the Company's refranchising and G&A initiatives, as well as the relocation of the Company's headquarters. Going forward, the Company expects to incur additional strategic charges in connection with these ongoing initiatives.

Further details regarding these charges for the second quarter will be provided during the Company's regularly scheduled earnings conference call later this month.

Upcoming Communications

McDonald's plans to release second quarter results before the market opens on July 26, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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